UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-54193

Station Casinos LLC and the subsidiary guarantors listed on Schedule A

(Exact name of registrant as specified in its charter)

1515 South Pavilion Center Drive, Las Vegas, Nevada 89135

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Voting Units

7.50% Senior Notes due 2021 (and Guarantees by Co-Registrants with respect thereto)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Voting Units	1

7.50% Senior Notes due 2021	0

Pursuant to the requirements of the Securities Exchange Act of 1934, Station Casinos LLC and each co-registrant listed on Schedule A has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Station Casinos LLC Each Co-Registrant listed on Schedule A hereto

Date: October 19, 2017	By:	/s/ Stephen L. Cootey
Stephen L. Cootey
Executive Vice President, Chief Financial Officer & Treasurer/Authorized Signatory

Schedule A

EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER*	STATE OF ORGANIZATION	PRIMARY STANDARD INDUSTRIAL CLASSIFICATION CODE NUMBERS	I.R.S. EMPLOYER IDENTIFICATION NUMBER
NP Auburn Development LLC	California	7990	27-4350303
NP Boulder LLC	Nevada	7990	27-3312313
NP Centerline Holdings LLC	Nevada	7990	27-4357446
NP Development LLC	Nevada	7990	27-4414759
NP Durango LLC	Nevada	7990	27-4348250
NP FH Excess LLC	Nevada	7990	27-4357917
NP Fiesta LLC	Nevada	7990	27-3483838
NP Fresno Land Acquisitions LLC	California	7990	27-4386213
NP Gold Rush LLC	Nevada	7990	27-3483949
NP Green Valley LLC	Nevada	7990	27-3484140
NP Hanger Leaseco LLC	Nevada	7990	27-4373024
NP Horizon Park LLC	Nevada	7990	27-4373520
NP Inspirada LLC	Nevada	7990	27-4373819
NP IP Holdings LLC	Nevada	7990	27-3312208
NP Lake Mead LLC	Nevada	7990	27-3483890
NP LML LLC	Nevada	7990	27-3484201
NP Losee Elkhorn Holdings LLC	Nevada	7990	45-2430388
NP Magic Star LLC	Nevada	7990	27-3484005
NP Mt. Rose LLC	Nevada	7990	27-4374111
NP Northern NV Acquisitions LLC	Nevada	7990	27-4375084
NP Opco Holdings LLC	Nevada	7990	27-3484271
NP Opco LLC	Nevada	7990	27-3484225
NP Palace LLC	Nevada	7990	27-3312372
NP Past Enterprises LLC	Nevada	7990	27-4348523
NP Rancho LLC	Nevada	7990	27-3483980
NP Red Rock LLC	Nevada	7990	27-3312418
NP Reno Convention Center LLC	Nevada	7990	27-4375362
NP River Central LLC	Nevada	7990	27-3484252
NP ROTMA LLC	Nevada	7990	27-4375495
NP Santa Fe LLC	Nevada	7990	27-3484083
NP Sonoma Land Holdings LLC	California	7990	27-4386428
NP Steamboat LLC	Nevada	7990	27-4375638
NP Sunset Lindell LLC	Nevada	7990	27-4375793
NP Sunset LLC	Nevada	7990	27-3312450
NP Texas LLC	Nevada	7990	27-3484110
NP Town Center LLC	Nevada	7990	27-4376080
SC Butte Development, LLC	California	7990	86-1101728
SC Butte Management, LLC	California	7990	86-1101726
SC Madera Development, LLC	California	7990	76-0745028
SC Madera Management, LLC	California	7990	76-0745025
SC Michigan, LLC	Nevada	7990	84-1644934
SC Rancho Development, LLC	Nevada	7990	20-4729808
SC Sonoma Development, LLC	California	7990	74-3090767
SC Sonoma Management, LLC	California	7990	74-3090786
SC SP 1 LLC	Nevada	7990	46-1036784
SC SP 2 LLC	Nevada	7990	46-1109329
SC SP 3 LLC	Nevada	7990	46-1114439
SC SP 4 LLC	Nevada	7990	46-1123185
SC SP 5 LLC	Nevada	7990	46-1264831
SC SP Holdco LLC	Nevada	7990	61-1693277
Sonoma Land Acquisition Company, LLC	California	7990	26-0443796
Station California, LLC	California	7990	47-0905880
Station Development, LLC	California	7990	47-0905934
Station GVR Acquisition, LLC	Nevada	7990	27-4440679

*	Each co-registrant is a direct or indirect subsidiary of Station Casinos LLC. The address, including zip code, and telephone number, including area code, of each registrant’s principal executive offices is c/o Station Casinos LLC, 1505 South Pavilion Center Drive, Las Vegas, Nevada, telephone (702) 495-3000. The names, address, and telephone number of the agent for service for each additional registrant is Frank J. Fertitta III, Station Casinos LLC, 1505 South Pavilion Center Drive, Las Vegas, Nevada, telephone (702) 495-3000.